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17018389

SEC Mail Processing Section

NOV 28 2017

Washington DC 408

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SEC FILE NUMBER
8-52904

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/16 (MM/DD/YY) AND ENDING 09/30/17

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

LaraDorbecker Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32 Golden Scroll Circle
(No. and Street)

The Woodlands	Texas	77382
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Cindy Leah Hanerhoff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of LaraDorbecker Securities Corporation, as of September 30, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____



NOTARY PUBLIC
STATE OF TEXAS
TONY SUERO
NOTARY PUBLIC
STATE OF TEXAS
MY COMM. EXP. 10/24/2020
NOTARY ID 13087617-7

Signature

President/Principal
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Report of Independent Registered Public Accounting Firm on Management's Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

LARADORBECKER SECURITIES CORPORATION

CONTENTS

LARADORBECKER SECURITIES CORPORATION
Statement of Financial Condition
September 30, 2017

ASSETS

Cash and cash equivalents	$ 158,496
Receivable from broker-dealer and clearing organizations	54,803
Property and equipment, net of accumulated depreciation of $33,062	9,668
Other assets	671
	$ 223,638

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 103,561
Commission payable	7,260
	110,821
Stockholders' equity	
Common stock - $.01 par value, 10,000 shares authorized, 10,000 shares issued and outstanding	100
Additional paid-in capital	218,956
Retained earnings	(106,239)
Total stockholders' equity	112,817
	$ 223,638

The accompanying notes are an integral part of these financial statements.

LARADORBECKER SECURITIES CORPORATION
Statement of Operations
For the Year Ended September 30, 2017

Revenues	
Commission income	$ 564,277
Interest income	3,455
Other Income	31,533
	599,265
Expenses	
Compensation and benefits	163,991
Commissions and clearance paid to other brokers	183,113
Interest expense	193
Occupancy and equipment costs	97,079
Regulatory expense	98,520
Communications expense	13,852
Promotional costs	51,802
Other expenses	75,428
	683,978
Net Loss	$ (84,713)

The accompanying notes are an integral part of these financial statements.

LARADORBECKER SECURITIES CORPORATION
Statement of Changes in Stockholders' Equity
For the Year Ended September 30, 2017

	Shares	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balances September 30, 2016	10,000	$ 100	$ 168,956	$ (21,526)	$147,530
Capital Contributed			50,000		50,000
Net loss				(84,713)	(84,713)
Balances at September 30, 2017	10,000	$ 100	$ 218,956	$ (106,239)	$112,817

The accompanying notes are an integral part of these financial statements.

LARADORBECKER SECURITIES CORPORATION
Statement of Cash Flows
For the Year Ended September 30, 2017

Cash flows from operating activities	
Net loss	$ (84,713)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Depreciation expense	1,800
Change in assets and liabilities:	
Decrease in receivable from broker-dealer and clearing organizations	1,124
Increase in other assets	(8)
Increase in accounts payable and accrued expenses	86,576
Decrease in commission payable	(5,820)
Net cash provided (used) by operating activities	(1,041)
Cash flows from investing activities	
Net cash provided (used) by investing activities	0
Cash flows from financing activities	
Additional paid in capital	50,000
Net cash provided (used) by financing activities	50,000
Net inrease in cash	48,959
Cash and cash equivalents at beginning of year	109,537
Cash and cash equivalents at end of year	$ 158,496

Supplemental schedule of cash flow information

Cash paid during the year for:	
Interest	$ 193
Income taxes	$ 0

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

LaraDorbecker Securities Corporation, (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was formed June 28, 2000 and became effective with the SEC on January 11, 2001 and operates under (SEC) Rule 15c3-3(k) (2)(ii) which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company is a Delaware Corporation and is a wholly-owned subsidiary of LaraDorbecker Holding Corporations (the "Parent"). Substantially all of the Company's business is conducted with customers located in the state of Texas and Mexico.

Security transactions (and related commission revenue and expense) are recorded on a trade date basis.

Securities owned and securities sold, not yet purchased are carried at fair market value and, securities owned not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Receivables from broker-dealers and clearing organizations are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. The Company advances funds to its registered representatives as determined necessary by management. The advances are generally recouped upon the following commission payable cycle. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectable are written off against the allowance.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

Property and equipment are stated at cost. Depreciation on office equipment and furniture is computed using an accelerated method over the estimated useful lives of the assets. Depreciation expense for the year ended September 30, 2017 was $1,800 and is included in occupancy and equipment costs.

For purpose of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are not held for sale in the ordinary course of business.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2017, the Company had net capital of $102,475 and net capital requirements of $100,000. The Company's ratio of aggregate indebtedness to net capital was 1.08 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Income Taxes

The Company files a consolidated income tax return with the Parent. Income taxes are recorded using the separate company method to comply with FASB ASC 740. Any resulting provision or benefit for income taxes is recorded as receivable from or payable to the Parent.

At September 30, 2017, the Company has net operating losses of approximately $79,394, which have been carried forward to offset against future taxable income. This net operating loss carryforward will expire as follows:

Year ending September 30,	
2031	$ 9,855
2032	69,539
	$ 79,394

The tax benefit from the net operating loss carryforward of $79,394 has not been reported in these financial statements because the Company believes it is likely that the carryforward will expire unused. Accordingly, the tax benefit has been offset by a valuation allowance of the same amount.

The following reflects the changes in the tax benefit:

	Deferred Tax Asset Sept 30, 2016	Current Period Changes	Deferred Tax Asset Sept 30, 2017
Federal	$ 1,478	$ 13,766	$ 15,244
Valuation Allowance	(1,478)	(13,766)	(15,244)
Amount per balance sheet	$ -0-	$ -0-	$ -0-

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

Note 3 - Income Taxes, continued

The Company's federal and state income tax returns are subject to examination over various statutes of limitations generally ranging from three to five years.

Note 4 - Related Party Transactions

During the year ended September 30, 2017, the Company paid rent of $8,000 to the shareholder of the Parent. The lease between the shareholder and the Company is valid until either party decides to terminate it.

Due to business considerations during the year, the Lessor decided to terminate the lease agreement according to the provisions of that agreement, and agreed to provide office space to the Company at no charge. The Lessor also agreed to not seek repayment of any rent which is forgone as a result of the termination of the lease agreement at any time in the future. This expense is included in occupancy and equipment costs.

Note 5 - Commitment and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At September 30, 2017, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification. Receivable from broker-dealers and clearing organizations includes a required deposit of $50,000.

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 6 - Subsequent Events

On October 2, 2017, the Company received an additional capital contribution of $15,000 from its Parent Company.

In late October, the Company made application to the Financial Industry Regulatory Authority ("FINRA") to have its membership agreement amended and its required net capital reduced from $100,000 to $5,000, based on the types of business it is currently conducting. FINRA approved this request, which is effective on November 1, 2017.

Note 7 - Going Concern

The Company has been advised by its Clearing Broker, National Financial Services (NFS), that NSF will not renew the clearing agreement on a permanent basis. NFS has extended the Company's clearing agreement on several occasions, to give the Company time to make other arrangements. Currently, NFS has agreed to end its clearing arrangement no earlier than April 1, 2018. Management is working diligently to reach agreement with another firm to provide the clearing services it needs.

The Company entered into a binding settlement agreement with a customer on September 26, 2017. The effect of this was to create a loss on operations during the current year. Management believes this was an isolated incident, and does not expect similar incidents to impact its profitability in the future.

Management is taking several steps to enhance its business operations to ensure its profitability in the future. These steps include reducing certain recurring expenses, enhancing revenue, increasing its net capital and reducing its net capital requirement.

These conditions raise doubt about the Company's ability to continue as a going concern. The financial statements do not contain any adjustments that might result from the outcome of these uncertainties.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

September 30, 2017

Schedule I

LARADORBECKER SECURITIES CORPORATION
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of September 30, 2017

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital	$ 112,817
Add:	
Other deductions or allowable credits	-0-
Total capital and allowable subordinated liabilities	112,817
Deductions and/or charges	
Non-allowable assets:	
Property and equipment, net	$ (9,668)
Other assets	(671)
Net capital before haircuts on securities positions	(10,339)
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))	
Other securities	(3)
Net capital	$ 102,475

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ 103,561
Commission payable	7,260
Total aggregate indebtedness	$ 110,821

LARADORBECKER SECURITIES CORPORATION
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of September 30, 2017

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 7,392
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 100,000
Net capital in excess of required minimum	$ 2,475
Ratio: Aggregate indebtedness to net capital	1.08 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The differences in the computation of net capital under Rule 15c3-1 from the Company's computation is as follows:

Net capital per unaudited FOCUS IIa	$ 102,476
Net capital per audited report	$ 102,475

There are no material differences between the computation of net capital per unaudited FOCUS IIa and net capital per audited report.

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required By SEC Rule 17a-5

For the Year Ended
September 30, 2017

32 Golden Scroll Circle
The Woodlands, Texas 77382
281-298-2423
Fax 281-298-2623
www.laradorbecker.com

LaraDorbecker Securities Corporation

The Wealth Preservation Firm for Latin America

Cindy L. Hanerhoff
President

October 30, 2017

Moss Adams LLP
8750 N. Central Expressway, Ste. 300
Dallas, TX 75231

LaraDorbecker Securities Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k) (2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Cindy L. Hanerhoff, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Sincerely,
LaraDorbecker Securities Corporation



Cindy Leah Hanerhoff, President

SIPC-7B

SECURITIES INVESTOR PROTECTION CORPORATION

General Assessment Reconciliation

SIPC-7B

For the fiscal year ended 8/30/2017

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

52904 FINRA SEP
LARADONBECKER SECURITIES CORP
32 GOLDEN SCROLL CIR
THE WOODLANDS TX 77382-5893

2. A. General Assessment (item 2h from page 2) $ 672

B. Less payment made with SIPC-6 filed and SIPC-7 if applicable (exclude interest) (568)

4-28-2017 # 4216

Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 104

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 104

G. PAYMENT: √ the box
Check mailed to P.O. Box √ Funds Wired ☐
Total (must be same as F above) $ 104

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CINDY L. HAVERHOFF

[signature]

PRESIDENT

Dated the 23 day of OCTOBER, 20 17

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Item No.		Amounts for applicable periods: beginning [illegible] and ending [illegible]	beginning [illegible] and ending [illegible]
	TOTAL REVENUE	Eliminate cents	
2a.	Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — the sum of both periods	$176,619	$422,646
2b.	Additions:		
	(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
	(2) Net loss from principal transactions in securities in trading accounts.		
	(3) Net loss from principal transactions in commodities in trading accounts.		
	(4) Interest and dividend expense deducted in determining item 2a.		
	(5) Net loss from management of or participation in the underwriting or distribution of securities.		
	(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
	(7) Net loss from securities in investment accounts.		
	Total additions	-0-	-0-
2c.	Deductions:		
	(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	68,622	133,620
	(2) Revenues from commodity transactions.		
	(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	4694	12,680
	(4) Reimbursements for postage in connection with proxy solicitation.		
	(5) Net gain from securities in investment accounts.		
	(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
	(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
	(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		
	(Deductions in excess of $100,000 require documentation)		
	(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. — $ / $		
	(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). — $399 / $982		
	Enter the greater of line (i) or (ii)	399	982
	Total deductions	73715	146,282
2d.	SIPC Net Operating Revenues	$102,904	$276,364
2e.	General Assessment @ .0025 for the applicable period	$257	$415
2f.	Total General Assessment paid both columns	$672 (to page 1, line 2.A.)	

LARADORBECKER SECS CORP
32 GOLDEN SCROLL CIRCLE
THE WOODLANDS, TX 77382

4374

62-15/31

DATE Oct. 31, 2017

PAY TO THE ORDER OF SIPC-7B $ 164.00

One Hundred Sixty Four and 00/xx DOLLARS

Payable At: 1 Wall Street, New York, NY 10286

FOR SIPC-7B

⑈004374⑈ ⑆031100157⑆ 6907599726⑈

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.